EXHIBIT 99.1

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

Rule 2.10 announcement

March 2, 2012 (Dublin, IRELAND) – CryptoLogic Ltd announces that on March 1, 2012, following a conversion request from a CryptoLogic Exchange Corporation ("CEC") shareholder, it issued 10,600 Common Shares in consideration for the purchase and cancellation of an equivalent amount of CEC Shares (the ”Conversion”). As a result of the Conversion, the proportion of voting rights between the Common Shares and CEC Shares has altered as set out below. The total number of shares carrying voting rights in the Company remains 13,819,051.

Accordingly, pursuant to Rule 2.10 of the City Code on Takeovers and Mergers, CryptoLogic confirms that, as at the close of business on March 1, 2012, the issued share capital consisted of 12,990,240 Common Shares, of which no shares are held in treasury. The ISIN reference number for these securities is GG00B1W7FC20. The Common Shares represent 94.0% of the entire voting rights of the Company.

The remaining 6.0% are attributable to a Special Voting Share representing the CEC Shares. The holders of CEC Shares have the same voting and dividend rights as the holders of Common Shares and can be exchanged for an equivalent number of Common Shares at any time. There are 828,811 CEC Shares of no par value, of which no shares are held in treasury. The ISIN reference number of the CEC Shares is CA2290581024.

Copies of CryptoLogic's recent announcements are available from the Company's website at www.cryptologic.com.

Defined terms in this announcement have the same meaning as that set out in the announcement of 25 March 2011.

For further information:

CryptoLogic Limited

David Gavagan, Chairman and Interim CEO	Tel: +353 (0)1 234 0400

Huw Spiers, CFO	www.cryptologic.com

Financial Adviser:

Deloitte Corporate Finance

Jonathan Hinton/David Smith	Tel: +44 (0)20 7936 3000

Luther Pendragon
Neil Thapar/Alexis Gore	Tel: +44 (0)20 7618 9100

3rd Floor, Marine House, Clanwilliam Place,
Dublin 2, Ireland

Dealing Disclosure Requirements

Disclosure requirements of the Takeover Code (the "Code")

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10(th) business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any paper offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129.

The Directors of the Company accept responsibility for the information contained in this announcement. To the best of knowledge and belief of the Directors, who have taken all reasonable care to ensure such is the case, the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Deloitte Corporate Finance is acting for the Company and for no-one else in connection with the possible offer for the Company and will not regard any other person as its client nor be responsible to anyone other than the Company for providing the protections afforded to clients of Deloitte Corporate Finance nor for providing advice in relation to the possible offer or any matter referred to herein. Deloitte Corporate Finance is a division of Deloitte LLP, which is authorised and regulated by the Financial Services Authority in respect of regulated activities.